UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 333-262334

ZKGC New Energy Limited

(Translation of registrant’s name into English)

12 Xinjiandi Jiari, Laocheng Town, Chengmai County, Hainan Province 571924, P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On August 23, 2023 Zonghan Wu resigned from his positions as a member of the Company’s Board of Directors and as the Company’s Corporate Secretary.

On August 23, 2023 the Company’s Board of Directors appointed Zhifei Huang to serve as the Company’s Corporate Secretary. Mr. Huang is a member of the Company’s Board of Directors and serves as its Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKGC NEW ENERGY LIMITED

Date: August 25, 2023	By	/s/ Zhuowen Chen
	Name:	Zhuowen Chen
	Title:	Chief Executive Officer

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